September 24, 2018

Vivian Liu
Chief Operating Officer
Cesca Therapeutics Inc.
2711 Citrus Road
Rancho Cordova, CA 95742

       Re: Cesca Therapeutics Inc.
           Registration Statement on Form S-3
           Filed September 19, 2018
           File No. 333-227426

Dear Ms. Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Caleb French at 202-551-6947 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Curt P. Creely, Esquire